UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-1652958

CUSIP NUMBER 35131P102

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fourth Wave Energy, Inc.

Full Name of Registrant

110 E. Broward Blvd., Suite 1700

Address of Principal Executive Office (Street and Number)

Ft. Lauderdale, FL 33301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Fourth Wave Energy, Inc. (the “Company”) is unable to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense, as result of this being the first Form 10-Q since its recent merger with Edgemode, the Company needs additional time to finalize this Report.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Brian A. Pearlman	(954)	880-9484
(Name)	(Area Code)	(Telephone Number)

2

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	X	No

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our revenues for the quarterly period ended March 31, 2022 (the “2022 Quarter”) was $271,119 compared to $68,376 for the quarterly period ended March 31, 2021 (the “2021 Quarter”). The reason for the increase was the company began operations in March of 2021 for one month of initial operations versus having a full quarter of operations for the 2022 quarter.

Our cost of revenues for the 2022 Quarter was $423,770 compared to $77,481 for the 2021 Quarter. The reason for the increase was the company began operations in March of 2021 for one month of initial operations versus having a full quarter of operations for the 2022 quarter.

Our operating expenses for the 2022 Quarter was $5,490,542 compared to $86,002 for the 2021 Quarter. The reason for the increase was the company began operations in March of 2021 for one month of initial operations versus having a full quarter of operations for the 2022 Quarter. In the 2022 Quarter the company incurred stock-based compensation expense of $4,584,540 compared to $6,750 for the 2021 Quarter.

Our other expenses for the 2022 Quarter was $141,460 compared to $12,631 for the 2021 Quarter. The reason for the increase was an increase in interest expense from additional loans as well as an increased loss on cryptocurrencies due to increased transactions and changes in market prices.

The expected results of operation set forth above are subject to change and the auditor’s review.

                  Fourth Wave Energy, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Charles Faulkner
Charles Faulkner
	Title:	Chief Executive Officer

3